                                      UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                      Schedule 13G

                          Under the Securities Exchange Act of 1934
                              (Amendment No.     2    )*
                                             ---------

                                   Michael Foods, Inc.
                             (f/k/a North Star Universal, Inc.)
               ------------------------------------------------------------
                                    (Name of Issuer)


                                      Common Stock
                             --------------------------------------
                               (Title of Class of Securities)


                                       594074 10 6
                             --------------------------------------
                                     (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                (continued on following page(s))


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                                                                    Page 2 of 7

                                     SCHEDULE 13G
                                     ------------

CUSIP NO.     594074 10 6
              ---------------------------------

1.     NAME OF REPORTING PERSON

       Jeffrey J. Michael

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       Not applicable          (a)     [   ]
                               (b)     [   ]
3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                           5.     SOLE VOTING POWER: 1,471,092 (1)
          NUMBER OF
           SHARES
         BENEFICIALLY      6.     SHARED VOTING POWER: -0-
          OWNED BY
            EACH
          REPORTING        7.     SOLE DISPOSITIVE POWER: 1,471,092 (1)
           PERSON
            WITH
                           8.     SHARED DISPOSITIVE POWER: -0-

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,471,092 (1)

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       Not applicable                   [   ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.8%

12.    TYPE OF REPORTING PERSON

       IN

(1) 1,459,514 of these shares are held by 3J2R Limited Partnership of which Jeffrey J. Michael has beneficial ownership as general partner.

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                                                              Page 3 of 7
Amendment No. 2                     SCHEDULE 13G
---------------                     ------------

CUSIP NO.     594074 10 6
              --------------------------------


1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       3J2R Limited Partnership
       41-1612323

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       Not applicable                            (a) [   ]
                                                 (b) [   ]

3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Organized in the State of Minnesota

                         5.     SOLE VOTING POWER: 1,459,514
         NUMBER OF
          SHARES
       BENEFICIALLY      6.     SHARED VOTING POWER: -0-
         OWNED BY
           EACH
         REPORTING       7.     SOLE DISPOSITIVE POWER: 1,459,514
          PERSON
           WITH
                         8.     SHARED DISPOSITIVE POWER: -0-

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,459,514

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       Not applicable                                 [   ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.7%

12.    TYPE OF REPORTING PERSON

       PN

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                                                                    Page 4 of 7

ITEM 1(a).   Name of Issuer
             --------------
             Michael Foods, Inc., f/k/a/ North Star Universal, Inc.

ITEM 1(b).   Address of Issuer's Principal Executive Offices
             -----------------------------------------------
             324 Park National Bank Building
             5353 Wayzata Boulevard
             Minneapolis, MN 55416

ITEM 2(a).   Name of Persons Filing
             ----------------------
             Jeffrey J. Michael and 3J2R Limited Partnership

ITEM 2(b).   Address of Principal Business Office
             ------------------------------------
             6479 City West Parkway
             Eden Prairie, MN 55344-3246

ITEM 2(c).   Citizenship
             -----------
             Jeffrey J. Michael - Citizen of United States of America 3J2R Limited Partnership - Organized in Minnesota

ITEM 2(d).   Title of Class of Securities
             ----------------------------
             Common Stock, $.01 par value

ITEM 2(e)    CUSIP Number
             ------------
             594074 10 6

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
             --------------

             (a)[   ]  Broker or Dealer registered under Section 15 of the Act
             (b)[   ]  Bank as defined in section 3(a)(6) of the Act
             (c)[   ]  Insurance Company as defined in section 3(a)(19) of the
                       Act
             (d)[   ]  Investment Company registered under section 8 of the
                       Investment Advisers Act of 1940
             (e)[   ]  Investment Adviser registered under section 203 of the
                       Investment Advisers Act of 1940
             (f)[   ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
             (g)[   ]  Parent Holding Company, in accordance with SS 240.13d-
                       1(b)(ii)(G)
             (h)[   ]  Group, in accordance with SS 240.13d-1(b)(1)(ii)(H)

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                                                                    Page 5 of 7

ITEM 4.     Ownership
            ---------
       (a)  1,471,092 shares are beneficially owned by Jeffrey J. Michael:
            11,578 shares (includes 5,000 full vested stock options) of that amount are owned directly by Jeffrey J. Michael and 1,459,514 shares of that amount are held indirectly by Jeffrey J. Michael through the 3J2R Limited Partnership ("3J2R"). 3J2R directly owns 1,459,514 shares of the Issuer's Common Stock. Jeffrey J. Michael is the managing general partner of 3J2R and, by reason of such status, beneficially owns all shares held by 3J2R and exercises voting and dispositive power with respect to such Common Stock. The limited partnership units of 3J2R are owned by Jeffrey J. Michael's siblings, Janette M. Michael, Jennifer L. Redlin, Roxanne C. Miller and Rosemary G. Bouvier. 3J2R has two general partners: Jeffrey J. Michael and 2JM Enterprises, Inc., a Minnesota corporation. So long as Jeffrey J. Michael remains a general partner, he has power and authority to act on behalf of 3J2R, to the exclusion of the other general partner. Jeffrey J. Michael disclaims beneficial ownership of 1,405 shares held by his wife. 730 shares are held by Jeffrey J. Michael as custodian of his daughter for which he exercises voting and dispositive power. Jeffrey J. Michael is a director of the Issuer. His father, James H. Michael, is the managing general partner of the limited partnership of 4J2R1C Limited Partnership ("4J2R1C") which owns 1,588,489 shares of the Issuer's Common Stock. Although Jeffrey J. Michael is a general partner of 4J2R1C, James H. Michael exercises sole voting and dispositive power with respect to the shares owned by 4J2R1C.

       (b)  Percent of Class: Jeffrey J. Michael - 6.8%
                              3J2R Limited Partnership - 6.7%

       (c)  Number of Shares as to Which Such Person Has:

            (i)   sole power to vote or to direct the vote:
                  Jeffrey J. Michael - 1,471,092
                  3J2R Limited Partnership - 1,459,514

            (ii)  shared power to vote or to direct the vote:
                  -0-

            (iii) sole power to dispose or to direct the disposition of:
                  Jeffrey J. Michael - 1,462,042
                  3J2R Limited Partnership - 1,459,514

            (iv)  shared power to dispose or to direct the disposition of:
                  -0-

ITEM 5.     Ownership of Five Percent or Less of a Class
            --------------------------------------------
            Not applicable

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                                                                    Page 6 of 7

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person
            ---------------------------------------------------------------
            Not applicable

ITEM 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company
            -------------------------------------------------------------
            Not applicable

ITEM 8.     Identification and Classification of Members of the Group
            ---------------------------------------------------------
            Not applicable

ITEM 9.     Notice of Dissolution of Group
            ------------------------------
            Not applicable



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 15, 1997



                                        by/s/Jeffrey J. Michael
                                        -------------------------------------
                                        Jeffrey J. Michael




                                        3J2R LIMITED PARTNERSHIP

                                        by/s/Jeffrey J. Michael
                                        -------------------------------------
                                        Jeffrey J. Michael
                                        Managing General Partner